ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 20, 2012

(or any adjournment or postponement thereof)

To the Shareholders of
Asia Entertainment & Resources Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of Asia Entertainment & Resources Ltd. (the “Company”) will be held on December 20, 2012 at 11:00 a.m. local time at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1.	To elect each of Leong Siak Hung, James R. Preissler and João Manuel Santos Ferreira to serve on the Board of Directors of the Company as Class B directors until the 2015 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2012; and

3.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on October 22, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. The stock transfer books of the Company will not be closed. A list of the shareholders entitled to vote at the Annual Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Annual Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at 852-2110-9133. This Proxy Statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://ir.aerlf.com/sec.cfm. Shareholders may obtain a copy of these materials, free of charge, by contacting William Schmitt at ICR LLC; 761 Main Avenue; Norwalk, CT 06851; U.S.A.

By Order of the Board of Directors,

Leong Siak Hung
Chief Executive Officer

Hong Kong, November 21, 2012

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy card.

ASIA ENTERTAINMENT & RESOURCES LTD.

i

ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 605, East Town Building
16 Fenwick Street, Wanchai
Hong Kong

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on December 20, 2012
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Asia Entertainment & Resources Ltd. (the “Company,” “AERL,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 20, 2012, at 11:00 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 852-2110-9133.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 26, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our annual meeting, this proxy statement, a proxy card and our 2012 Annual Report to Shareholders, and by notifying you of the availability of our proxy materials on the Internet. The notice of annual meeting, proxy statement, form of proxy and our 2012 Annual Report are also available at ICR LLC; 761 Main Avenue; Norwalk, CT 06851; USA. The materials on the site are searchable, readable and printable, and the site does not use “cookies” or other tracking devices that identify visitors.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

1

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on October 22, 2012 (the “record date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2012 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the 2012 Annual Meeting of Shareholders (“Annual Meeting”), including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 26, 2012 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the record date, October 22, 2012, will be entitled to vote at the Annual Meeting. On this record date, there were 42,188,817 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of capital stock outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect three Class B directors;

•	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2012; and

•	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

2

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.	You may either vote “For” each of the nominees to the Board of Directors named herein or you may “Withhold” your vote for any nominee you specify. To ratify the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2012 you may vote “For” or “Against” or abstain from voting. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EST on the day before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors is a non-routine matter, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual Meeting.

You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each of our three nominees for director; and

3

•	FOR ratification of the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2012.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: Unit 605, East Town Building; 16 Fenwick Street; Wanchai, Hong Kong.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On October 22, 2012, the record date, there were 42,188,817 ordinary shares outstanding. Therefore, at least 14,061,533 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. There is no cumulative voting for the Company’s directors. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification of the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2012. Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the ratification of the appointment of UHY LLP. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

4

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://ir.aerlf.com/. The principal executive office of the Company is located at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The mailing address of the principal executive office is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The telephone number for the Company is 852-2110-9133.

5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 22, 2012 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Information in the table does not reflect the issuance to Spring Fortune or its designees of up to 3,103,000 ordinary shares issuable upon achievement of incentive targets for fiscal year 2012.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 42,188,817 Ordinary Shares outstanding as of October 22, 2012. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Vong Hon Kun(3)	6,034,452		14.3
Lam Chou In(3)	4,668,135		11.1
Lam Man Pou(3)	4,486,455		10.6
Chien Lee(1)	2,055,292	(2)	4.9
Sylvia Lee(1)	2,055,292	(2)	4.9
Leong Siak Hung(5)	851,288		2.0
James R. Preissler(4)	289,767		*
Chui Vai Hou, George(3)	0		—
Li Chun Ming, Raymond(3)	0		—
João Manuel Santos Ferreira (3)	0		—
Yeung Lun, Allan(3)	0		—
All of our directors and executive officers as a group (10 individuals)	18,290,889		43.4

*Less than 1%.

1.	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

2.	Represents 103,700 Ordinary Shares owned jointly by Mr. and Mrs. Lee and 1,951,592 Ordinary Shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

6

3.	Each of these persons maintains a business address at Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

4.	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

5.	Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

7

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors, upon recommendation from the Nominating Committee, has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2015 annual meeting and their successors have been elected and qualified If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates. Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company
Nominees for three-year term
Leong Siak Hung	42	Chief Executive Officer
James R. Preissler	40	NA
João Manuel Santos Ferreira	59	NA

Directors—two-year term remaining
Peter Li	47	NA
Raymond Li Chun Ming	55	Chief Financial Officer
Yeung Lun Allan	56	NA

Directors—one-year term remaining
Lam Man Pou	49	Chairman and Chief Marketing Officer
Vong Hon Kun	47	Chief Operating Officer
George Chui Vai Hou	45	NA

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the annual meeting, the three nominees for director receiving a majority of the votes properly cast for the election of directors at the annual meeting will be elected to our Board of Directors.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 49, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of Asia Gaming & Resort Limited (“AGRL”), the Company’s wholly owned subsidiary, since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

8

Leong Siak Hung, age 42, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 55, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, 47, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 40, served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

9

João Manuel Santos Ferreira, age 59, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 56, as served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 45, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 47, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until its acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada..

There are currently no family relationships among our directors, director nominees, and executive officers.

It is intended that the accompanying proxy will be voted for the election, as directors, of the three persons named under “Nominees for three-year term” above, unless the proxy contains contrary instructions.

The Board and Board Committees

During the year ended December 31, 2011, the Board of Directors met five times and took action by written consent on two occasions. All of the directors attended at least 75% of the aggregate of the total number of board meetings and the total number of meetings held by all committees of the board on which such director served. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that the following directors and director nominees are each independent directors as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”): James R. Preissler, Yeung Lun Allan, Manuel Santos Ferreira, George Chui Vai Hou, and Peter Li.

10

Current Committee Composition
Name	Audit	Nominating	Compensation
James R. Preissler	C
Yeung Lun Allan	M		M
João Manuel Santos Ferreira		C	M
George Chui Vai Hou	M	M
Peter Li		M	C

“C”     Indicates committee chair.

“M”    Indicates committee member.

Audit Committee.

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and George Chui Vai Hou currently serve on this committee. The Audit Committee held four meetings during 2011, and did not take any actions by written consent. The Board of Directors has determined that James R. Preissler is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

11

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2011, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s annual report on Form 20-F for the fiscal year ended December 31, 2011. The Audit Committee also reappointed UHY LLP as the Company’s independent registered public accounting firm for fiscal 2012.

The members of the Audit Committee are:

James R. Preissler

Yeung Lun Allan

George Chui Vai Hou

Nominating Committee.

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. João Manuel Santos Ferreira (Chairman), George Chui Vai Hou and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. The Nominating Committee did not meet in person at any time during 2011, but did act by written consent on one occasion.

The Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to applicable rules and regulations of the Securities and Exchange Commission and any stock exchange.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements. The Nominating Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

12

•	Whether the candidate is able to suggest business opportunities to the Company.

“Diversity,” as such, is not a criterion that the Nominating Committee considers. The directors will consider candidates from any reasonable source, including current board members, shareholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board of Directors should send their letters to Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, Attention: Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee. Shareholders must follow certain procedures to recommend to the Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

Compensation Committee.

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter. Peter Li (Chairman), João Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. The Compensation Committee held one meeting during 2011 and did not take any actions by written consent. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

13

Board Operations

The positions of principal executive officer and chairman of the Board of Directors of the Company are held by different persons. The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company received an aggregate of 26,440 ordinary shares for fiscal 2011. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2011.

Name	Fees Earned or Paid in Cash (US$)		Ordinary Shares (US$)(1)	Total (US$)
Michael Zhang(2)	65,752	(3)	—	65,752
Raymond Li Chun Ming	35,000		20,000	55,000
Yeung Lun Allan	38,000		20,000	58,000
Lam Man Pou	30,000		20,000	50,000
Vong Hon Kun	30,000		20,000	50,000
George Chui Vai Hou	38,000		20,000	58,000
Leong Siak Hung	30,000		20,000	50,000
James R. Preissler	40,000		20,000	60,000
João Manuel Santos Ferreira	38,000		20,000	58,000
Peter Li	1,941		1,021	2,962

_______

(1)         Our board of directors determined that the valuation price of our ordinary shares with respect to the 2011 directors’ equity compensation was $6.09.

(2)         Michael Zhang did not stand for re-election at our 2011 annual meeting.

(3)         Includes amounts earned in 2010 but accrued by the Company in 2011.

14

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

15

EXECUTIVE OFFICERS

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Office
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Li Chun Ming, Raymond	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

Biographical information for Lam Man Pou, Leong Siak Hung, Raymond Li Chun Ming, and Vong Hon Kun are set forth above beginning on page 8.

Sylvia Lee, age 48, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

Executive Compensation

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of AERL at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

16

Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this annual report, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2011:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)		Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	96,000	—		96,000
Leong Siak Hung, Chief Executive Officer	240,000	—		240,000
Raymond Li Chun Ming, Chief Financial Officer	156,000	—		156,000
Vong Hon Kun, Chief Operating Officer	96,000	—		96,000
Sylvia Lee, Executive Vice President	30,000	35,000	(1)	65,000

_______

(1)        Our board of directors determined that the valuation price of our ordinary shares with respect to the 2010 and 2011 equity compensation was $7.98 and $6.09, respectively. Includes $15,000 earned in 2010 and $20,000 accrued by the Company in 2011.

AERL has entered into employment agreements with its four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreement as of December 31, 2011.

Officer	Position	Term	Annual Salary
Leong Siak Hung	Chief Executive Officer	Three Years	$240,000
Li Chun Ming, Raymond	Chief Financial Officer	Three Years	$156,000
Lam Man Pou	Chief Marketing Officer	Five Years	$96,000
Vong Hon Kun	Chief Operating Officer	Five Years	$96,000
Sylvia Lee	Executive Vice President	Indefinite	$50,000	(1)

 _______

(1)         Includes $30,000 in cash and $20,000 in ordinary shares valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year.

17

Certain of the agreements were amended on February 2, 2012 to increase annual salary, effective January 1, 2012. Leong Siak Hung’s annual salary increased to $262,217, Raymond Li Chun Ming’s annual salary increased to $192,777, Lam Man Pou’s annual salary increased to $126,462, and Von Hon Kun’s annual salary increased to $126,462.

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer, except Ms. Lee, is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements, except Ms. Lee’s employment agreement, provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees.

The agreements, except Ms. Lee’s employment agreement, contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Messrs. Leong, Li, Lam and Vong serve in similar positions as our officers, for which they receive no additional compensation.

18

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists at the time). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Our board of directors is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

From August 2009 until the business combination on February 2, 2010, Chien Lee and James Preissler loaned to us, in the aggregate, $162,000 for working capital. Such amounts were represented by unsecured non-interest bearing promissory notes that were paid upon the closing of the acquisition of AGRL.

We reimbursed our officers and directors a total of $151,169 for their reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations.

On November 15, 2010, we acquired the right to 100% of the profits derived by King’s Gaming from Mr. Mok Chi Hung and Mr. Wong Hon Meng. Mr. Wong is the brother of Mr. Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity of King’s Gaming immediately prior to the acquisition. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. Mr. Wong’s salary was increased to $6,200 per month plus expenses effective January 1, 2012. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested independent directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

19

AGRL Related Party Transactions

Because AGRL and its subsidiaries are not able to directly operate as VIP gaming promoters, AGRL’s management has technical ownership of AGRL’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of AGRL providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of AGRL. None of the members of AGRL’s management team receive compensation for being the owners of AGRL’s VIP gaming promoters. The following table shows the relationships of AGRL’s management team to its VIP gaming promoters:

Entity Name	Management Team Members Owning Entity
Sang Heng Gaming Promotion Company Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou Gaming Promotion Limited	Lam Chou In
King’s Gaming Promotion Limited	Mok Chi Hung
Bao Li Gaming Promotion Limited	Lou Kan Kuong and Lei Kam Keong

Star World Hotel and Casino has extended a credit line of $25.8 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.8 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Venetian Resort Hotel has extended a credit line of $3.86 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Wenzhou VIP Room operated by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

The City of Dreams Hotel has extended a credit line of $3.86 million to Bao Li, which is guaranteed by Mr. Lou Kan Kuong. The credit line is used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Kam Bao Li VIP Room operated by Bao Li at the City of Dreams Hotel. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their agents and collaborators. Such loans by Messrs. Lam and Vong are non-interest bearing.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP room at the Venetian Resort Hotel; and Sang Lung pays approximately $180,000 per month for the VIP room at the Galaxy Resort; Bao Li pays approximately US $103,000 per month for the VIP Room at the City of Dreams Hotel, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 120 people. Other than the Bao Li Agreement, which has a term beginning on September 13, 2012 and ends on December 31, 2012, such agreements are for one-year terms effective January 1, 2012. Similar agreements were made with Ms. Tam for each of the two preceding years, including for the VIP gaming room at the MGM Grand Hotel and Casino which is now closed.

20

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed UHY LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2012, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of UHY LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the Shareholders’ best interests.

Audit Fees

The following is a summary of fees paid or to be paid by us to UHY LLP and by AGRL to AJ. Robbins, PC for services rendered as the principal accountant.

	Year Ended December 31, 2010	Year Ended December 31, 2011
Audit Fees – UHY LLP	$294,425	$321,025
Audit Fees – AJ. Robbins, PC	$32,500	NA
Audit-Related Fees – UHY LLP	$0	$0
Audit-Related Fees – AJ. Robbins, PC	$0	NA
Tax Fees – UHY LLP	$0	$0
Tax Fees – AJ. Robbins, PC	$0	NA
All Other Fees – UHY LLP	$0	$0
All Other Fees – AJ. Robbins, PC	$0	NA

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2010 and 2011 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit fees billed by AJ. Robbins, PC during the fiscal years ended December 31, 2010 related to professional services rendered in connection with the review of our financial statements included in our Annual Report on Form 20-F and registration statements and proxy statement filings.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures.

Our audit committee approved the services described above relating to the 2010 and 2011 fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2012.

21

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2011 (as filed with the SEC) including the financial statements thereto, is being provided with the proxy statement. Requests for additional copies should be directed to William Schmitt at ICR, LLC; 761 Main Avenue; Norwalk, CT 06851, U.S.A. Proxy materials are also available on the Company website at: ir.aerlf.com/sec.cfm.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Asia Entertainment & Resources Ltd., Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). A copy of the Code of Ethics is available on our website, http://ir.aerlf.com/governance.cfm.

Changes in Director Nomination Process for Shareholders

There were no changes in the director nomination process from January 1, 2011 through the present.

By Order of the Board of Directors,

/s/	Leong Siak Hung
Chief Executive Officer

November 21, 2012

22

ANNUAL MEETING OF SHAREHOLDERS OF

ASIA ENTERTAINMENT & RESOURCES LTD.

December 20, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: ir.aerlf.com/sec.cfm.

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Leong Siak Hung or Raymond Li Chun Ming, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 20, 2012 at 11:00 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEES:
	☐ FOR ALL NOMINEES	○ Leong Siak Hung	○ João Manuel Santos
Ferreira
○ James R. Preissler
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	RATIFICATION OF INDEPENDENT AUDITORS	FOR	AGAINST	ABSTAIN
		☐	☐	☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1 and 2. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

23